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SEC
Mail Processing
Section

MAR 03 2021

Washington DC
415

21002229

SEC FILE NUMBER
8-52622

**FACING PAGE**

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HALEY SECURITIES, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

**10703 J STREET, SUITE 102**

(No. and Street)

**OMAHA**                      **NE**                      **68127**

(City)                         (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTY COHOON                                           402-408-4072

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**HENJES, CONNER & WILLIAMS P.C.**

(Name – *if individual, state last, first, middle name*)

**P.O. BOX 1937**          **DAKOTA DUNES**          **SD**          **57049**

(Address)                  (City)                    (State)        (Zip Code)

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, CHRISTY COHOON _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALEY SECURITIES, INC. _____ , as of DECEMBER 31 _____ , 20 20 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

# N/A

_____
Signature

PRESIDENT
_____
Title

GENERAL NOTARY - State of Nebraska
JENNIFER L. ALLISON
My Comm. Exp. February 14, 2023

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HALEY SECURITIES, INC.

## FINANCIAL STATEMENTS

Year ended December 31, 2020

# Haley Securities, Inc.
## Table of contents

HENJES, CONNER &
WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Haley Securities, Inc.
Omaha, Nebraska

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HALEY SECURITIES, INC. (a Nebraska S Corporation), as of December 31, 2020, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Haley Securities, Inc.'s management. Our responsibility is to express an opinion on Haley Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Haley Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental schedules on pages 14 through 17 have been subjected to audit procedures performed in conjunction with the audit of Haley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Haley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Henjes, Conner & Williams, PC*

Certified Public Accountants

We have served as Haley Securities, Inc.'s auditor since 2014.

Dakota Dunes, South Dakota
February 17, 2021

# Haley Securities, Inc.
## Statement of Financial Condition
## December 31, 2020

### ASSETS

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 165,830 |
| Restricted cash | | 1,843 |
| Accounts receivable | | 1,332 |
| Prepaid expenses | | 37,209 |
| Total current assets | | 206,214 |
| | | |
| **FURNITURE AND EQUIPMENT** | | |
| Furniture and equipment | | 36,711 |
| Less accumulated depreciation | | (34,412) |
| Net furniture and equipment | | 2,299 |
| | | |
| **OPERATING LEASE RIGHT-OF-USE ASSETS** | | 33,583 |
| | | |
| **TOTAL ASSETS** | $ | 242,096 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | 1,394 |
| Accrued expenses | | 57,066 |
| Operating lease liabilities | | 13,583 |
| Total current liabilities | | 72,043 |
| | | |
| **NON-CURRENT LIABILITIES** | | |
| Operating lease liabilities | | 20,949 |
| | | |
| **TOTAL LIABILITIES** | | 92,992 |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock; $1 par value; 10,000 shares authorized | | |
| and 1,000 shares issued and outstanding | | 1,000 |
| Retained earnings | | 148,104 |
| Total stockholders' equity | | 149,104 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 242,096 |

The accompanying notes are an integral part of these financial statements

# Haley Securities, Inc.
## Statement of Operations
## Year Ended December 31, 2020

| | | |
|---|---|---:|
| **REVENUES** | | |
| Placement fees | $ | 2,918,160 |
| | | |
| **EXPENSES** | | |
| Commissions | | 1,621,200 |
| Computer services | | 3,422 |
| Employee benefits | | 46,144 |
| Lease expense | | 14,951 |
| Insurance | | 57,456 |
| Licenses and permits | | 18,474 |
| Miscellaneous | | 4,801 |
| Office | | 6,881 |
| Salary | | 413,179 |
| Professional fees | | 90,316 |
| Rent | | 6,863 |
| Taxes - payroll | | 73,412 |
| Taxes - other | | 855 |
| Utilities | | 23,555 |
| Depreciation | | 3,374 |
| Contributions | | 1,000 |
| Total expenses | | 2,385,883 |
| | | |
| **NET INCOME** | $ | 532,277 |

# Haley Securities, Inc.
## Statement of Changes in Stockholders' Equity
## Year Ended December 31, 2020

|  | Issued Shares | Common Stock | Paid-In Capital | Retained Earnings | Stockholders' Equity |
|---|---|---|---|---|---|
| December 31, 2019 | 1,000 | $ 1,000 | $ - | $ 175,007 | $ 176,007 |
| Net income | - | - | - | 532,277 | 532,277 |
| Shareholder distributions | - | - | - | (559,180) | (559,180) |
| December 31, 2020 | 1,000 | $ 1,000 | $ - | $ 148,104 | $ 149,104 |

The accompanying notes are an integral part of these financial statements

# Haley Securities, Inc.
## Statement of Changes in Liabilities Subordinated to Claims of General Creditors
## Year Ended December 31, 2020

| | | |
|---|---|---:|
| Subordinated Liabilities, December 31, 2019 | $ | - |
| Increases | | - |
| Decreases | | - |
| Subordinated Liabilities, December 31, 2020 | $ | - |

# Haley Securities, Inc.
## Statement of Cash Flows
## Year Ended December 31, 2020

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ | 532,277 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | | 3,374 |
| (Increases) decreases in operating assets | | |
| CRD - Escrow | | (382) |
| Prepaid expenses | | (10,510) |
| Accounts receivable | | 5,338 |
| Right-of-use asset | | 12,875 |
| Increases (decreases) in operating liabilities | | |
| Accounts payable | | (511) |
| Accrued expenses | | 36,850 |
| Lease liability | | (12,676) |
| Net cash provided by operating activities | | 566,635 |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Shareholder draws | | (559,180) |
| Net cash used by financing activities | | (559,180) |
| | | |
| **NET INCREASE IN CASH** | | 7,455 |
| | | |
| Cash and cash equivalents, beginning of the year | | 158,375 |
| | | |
| Cash and cash equivalents, end of the year | $ | 165,830 |

**Supplemental disclosure of cash flow Information**

| | | |
|---|---|---:|
| Cash paid for interest | $ | - |
| Cash paid for taxes | $ | - |

The accompanying notes are an integral part of these financial statements

# Haley Securities, Inc.

## Notes to Financial Statements

### NOTE A  NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting policies generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activity
Haley Securities, Inc. is a Nebraska S Corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager. It is regulated by the Securities Exchange Commission (SEC) and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company recognizes commission revenue when the real estate limited partnership accepts the completed application of the investor, has ensured that the investor meets the qualification standards required by the SEC and has posted the investor's funds to an ownership interest which happens twice per month. At that point the revenue has been earned by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred. Expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2020 was $3,374.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all time deposits, certificates of deposit, and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

# Haley Securities, Inc.

## Notes to Financial Statements

### NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

#### Leases
The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several non-cancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

#### Compensated Absences
Full-time year-round employees are entitled to paid vacations depending on the length of service and other factors. Accrued vacation pay at December 31, 2020 was deemed immaterial and not accrued.

#### Income Taxes
The Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. The income of the Company is passed through to the individual shareholder who report it on their personal tax returns. Therefore, there is no provision or liability for federal or state income taxes reflected in these financial statements. The income allocable to each shareholder is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the shareholders could be changed if an adjustment in the income is ultimately determined by the taxing authorities.

# Haley Securities, Inc.

## Notes to Financial Statements

**NOTE A**      **NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)**

Income Taxes (Continued)

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company will record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation revealed no tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

No interest or penalties have been accrued for the year ended December 31, 2020. The federal and state income tax returns of the Company for 2019, 2018, and 2017 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they are filed.

**NOTE B**      **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregate indebtedness", whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2020, the Company had net capital of $72,838 which was $67,838 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was .8156 to 1 at December 31, 2020.

**NOTE C**      **RELATED PARTY TRANSACTIONS**

The Company subleases their copier and postage meter to Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Communities Limited Partnership Fund No. 4, Haley Communities Limited Partnership Fund No. 5, and Haley Real Estate Group. They also charge these entities for office supplies and services rendered. Haley Residential charges the Company for email and website, shredding, software, and receptionist services, in addition to office phone lease. Total rent paid to the entity was $120 during the year ended December 31, 2020. The Company is also included in Haley Residential's health insurance and 401(k) plans.

# Haley Securities, Inc.

## Notes to Financial Statements

### NOTE C     RELATED PARTY TRANSACTIONS – (Continued)

The Company leases office space from Blue Moon HC3, LLC.  Total rent paid to that entity was $8,432 plus common area maintenance fees of $6,743 during the year ended December 31, 2020.

Related party payments or (reimbursements) for the year ended December 31, 2020:

| | |
|---|---:|
| Haley Communities Limited Partnership Fund No. 1 | $ (17,233) |
| Haley Communities Limited Partnership Fund No. 2 | (17,362) |
| Haley Communities Limited Partnership Fund No. 3 | (17,267) |
| Haley Communities Limited Partnership Fund No. 4 | (17,022) |
| Haley Communities Limited Partnership Fund No. 5 | (27,796) |
| Blue Moon HC3, LLC | 15,175 |
| Haley Real Estate Group | (3,581) |
| Haley Residential | 44,012 |
| Net related party reimbursements | $ (41,074) |

One or more shareholders of the Company are affiliated with Haley Communities Limited Partnership Fund No. 1, Haley Communities Limited Partnership Fund No. 2, Haley Communities Limited Partnership Fund No. 3, Haley Communities Limited Partnership Fund No. 4, Haley Communities Limited Partnership Fund No. 5, and Haley Real Estate Group through common ownership. Haley Communities Limited Partnership Fund No. 5 paid placement fees of 9% for all equity raised by the Company in 2020.  The placement fees (revenue) earned by the Company for the year ended December 31, 2020 from Haley Communities Limited Partnership Fund No. 5 was $2,918,160.

### NOTE D     CONCENTRATIONS

All placement fees were generated from equity raises completed for Haley Communities Limited Partnership No. 5 for the year ended December 31, 2020 (see Note C).  The Company's cash balances are in two financial institutions. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties.  SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account.  It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons.  Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

### NOTE E     RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

# Haley Securities, Inc.

## Notes to Financial Statements

### NOTE F    EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $42,052 for the year ended December 31, 2020 and is included in employee benefits on the statement of operations.

### NOTE G    LEASES

The Company has obligations as a lessee for office space, copier, and postage meter with initial non-cancellable terms. The Company classified these leases as operating leases. The leases initially do not contain renewal options. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments. The Company's office space lease require it to make variable payments for the Company's proportionate share of the common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred, common area maintenance charges amounted to $6,743 for the year ended December 31, 2020.

The components of lease cost for the year ended December 31, 2020 are as follows:

| | |
|---|---|
| Operating lease cost | $  6,320 |
| Variable lease cost | 8,631 |
| Total lease cost | $ 14,951 |

Amounts reported on the balance sheet as of December 31, 2020 were as follows:
Operating leases:

| | |
|---|---|
| Operating lease ROU asset | $ 33,583 |
| Operating lease liabilities | 34,532 |

Other information related to leases as of December 31, 2020 was as follows:

Supplemental cash flow information:

Reductions to ROU assets resulting from reductions to lease obligations:

| | |
|---|---|
| Operating leases | $      949 |

Weighted average remaining lease term:

| | |
|---|---|
| Operating leases | 2.44 years |

Weighted average discount rate:

| | |
|---|---|
| Operating leases | 5.11 % |

# Haley Securities, Inc.

## Notes to Financial Statements

**NOTE G    LEASES - (Continued)**

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

The Company leases its office space, copier and a postage meter.  The office space is leased from a related party as discussed in Note C.  Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020 are as follows:

|  | Office Lease | Copier Lease | Postage Meter | Total |
|---|---|---|---|---|
| 2021 | 8,685 | 5,484 | 836 | 15,005 |
| 2022 | 8,945 | 2,742 | 836 | 12,523 |
| 2023 | 9,213 | - | 209 | 9,422 |
| Total undiscounted lease payments | 26,843 | 8,226 | 1,881 | 36,950 |
| Less imputed interest | 1,989 | 317 | 112 | 2,418 |
| Total lease liabilities | 24,854 | 7,909 | 1,769 | 34,532 |

The office lease is valid until December 31, 2023. Total base rent is $45,314 payable in monthly installments, in advance, on the first day of each month. For the year ended December 31, 2020, monthly installments amount to $703.The copier lease is valid until June 10, 2022. Minimum monthly payment is $457.The lease for the postage meter is valid until February 28, 2023. Billing made quarterly at $208.

The company also entered into an agreement for computer network and telecommunication services that automatically renews annually and has a 30-day notice cancellation policy. Payments due each month for the year ending December 31, 2021 are $1,842.

**NOTE H    SUBSEQUENT EVENTS**

The Company has evaluated transactions and events that could impact the financial statements for the year ended December 31, 2020 through February 17, 2021, which is the date the financial statements were issued. Based upon this evaluation, the Company has determined that the following subsequent event has occurred, which requires disclosure in the financial statements:

The current outbreak of a novel strain of coronavirus (COVID-19) is significantly impacting businesses around the world. While the duration of business interruption from this outbreak and related financial impact cannot be reasonably estimated at this time, financial results may be adversely affected in 2021. The extent to which the coronavirus impacts operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and actions taken to contain the coronavirus or its impact, among others.

# SUPPLEMENTAL SCHEDULES

# Haley Securities, Inc.
Computation of Aggregate Indebtedness and Net Capital
in Accordance with Rule 15c3-1
December 31, 2020

<strong>Schedule I</strong>

Aggregate indebtedness

| | | | |
|---|---|---|---|
| Total liabilities | | $ | 59,409 |
| Total aggregate indebtedness | | | 59,409 |

Net capital

| | | | |
|---|---|---|---|
| Credit items | | | |
| Common stock | $ | 1,000 | |
| Additional paid-in capital | | - | |
| Retained earnings | | 148,104 | 149,104 |
| Deduct nonallowable assets | | | |
| Prepaid and other assets | | 40,384 | |
| Property and other assets, net of accumulated depreciation | | 2,299 | |
| Right-of-use asset | | 33,583 | 76,266 |
| Net capital | | $ | 72,838 |

Capital requirements

| | | | |
|---|---|---|---|
| Minimum dollar requirements | | $ | 5,000 |
| Net capital exceeding requirements | | | 67,838 |
| Net capital | | $ | 72,838 |

| | | |
|---|---|---|
| Percentage of aggregate indebtedness to net capital | | 81.56% |

# Haley Securities, Inc.

## Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's Focus Report
## December 31, 2020

|  | Schedule II |
|---|---|
| Aggregate indebtedness per audit report | $ 59,409 |
| Aggregate indebtedness per FOCUS report | 59,409 |
| Difference | $ - |
| Net capital per audit report | $ 72,838 |
| Net capital per FOCUS report | 72,838 |
| Difference | $ - |

# Haley Securities, Inc.
Information Relating to Possession or Control Requirements
December 31, 2020

This firm is a Non-Covered firm under footnote 74 of the Exchange Act Rule 15c3-3

# Haley Securities, Inc.
## Computation of Reserve Requirement
## December 31, 2020

**Schedule IV**

This firm is a Non-Covered firm under footnote 74 of the Exchange Act Rule 15c3-3



# HENJES, CONNER & WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Haley Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Haley Securities, Inc. identified they are a non-covered firm under footnote 74 of Exchange Act Rule 15c3-3, and, therefore, not subject to the Rule 15c3-3 requirements. Haley Securities, Inc.'s management is responsible for ensuring they meet the requirements of a non-covered firm under footnote 74 of Exchange Act Rule 15c3-3.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Haley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Henjes Conner & Williams, PC*

Certified Public Accountants

Dakota Dunes, South Dakota
February 17, 2021


HALEY
SECURITIES, INC.

Member FINRA
10703 J St. Ste 102
Omaha, NE 68127
(402) 397-0780

Haley Securities, Inc.'s Exemption Report

Haley Securities, Inc. (the "Company") is a registered broker-dealer that effects securities transactions of private placements on a best efforts or subscription basis and does not receive or hold customer funds or securities. Therefore, the Company is considered a Non-Covered Firm that solely engages in Non-Covered Firm activities

During the reporting period, the Company:

(1) Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4

(2) Did not carry accounts of or for customers

(3) Did not carry broker-dealer proprietary accounts as designed in Exchange Act Rule 15c3-3

Haley Securities, Inc.
I, Christine Cohoon, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By : _Christine Cohoon_

Title : _president_

February 17, 2021